

Mail Stop 4628

May 17, 2018

Via E-Mail
Megan Faust
Corporate Vice President and Chief Financial Officer
Amkor Technology, Inc.
2045 East Innovation Circle
Tempe, AZ 85284

Re: Amkor Technology, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 23, 2018
File No. 0-29472

Dear Ms. Faust

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. In the Form 10-K, you identify Toshiba Corporation and Qualcomm Inc. as customers. We also located 2017 CQ FD Disclosure transcripts of Amkor conference calls which quote company officials stating that Amkor has revenue exposure to Samsung and Huawei. Each of these companies reportedly sells its products in Syria and/or Sudan, countries which are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. You do not provide disclosure about those countries in your Form 10-K. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and/or Sudan, whether through subsidiaries, customers, integrated device manufacturers, or other direct or indirect arrangements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director